Exhibit 1

FOR IMMEDIATE RELEASE	8 November 2016

WPP PLC (“WPP”)

WPP Signs Exclusive Affiliation Agreement with PPG,

the leading digital marketing group in Iran

WPP, the world’s largest communications services group, has signed an affiliation agreement with PPG, the leader in digital marketing in Iran, which operates more than 15 top digital services companies in the country. This agreement will give WPP and its clients access, on an exclusive basis, to the most effective digital marketing channels in the Iranian market and provides PPG with access to a huge amount of knowledge through connections with the world leader in marketing communications.

PPG employs more than 200 people and comprises several leading Iranian digital businesses, including Anetwork, ADRO, RASANEX, ADAD, DMC, and a host of other leading content, technology, data, mobile and digital consultancy businesses.

•	Anetwork, Iran’s leading online advertising network, serves 6+ billion impressions per month, reaching more than 36 million Iranians.
•	ADRO is the first real-time bidding advertising exchange platform for web and mobile adverts in Iran, connected to all local networks. It has over 184,000 sites and apps, and offers re-targeting pixel for local and international traffic.
•	RASANEX is the first and leading DSP (Demand Side Platform) in Iran serving 7 of the largest agencies through its media spend.
•	ADAD is the dominant mobile advertising network in Iran. It is directly integrated with Café Bazaar, the leading local android app marketplace and brand, to monetize over 9000 apps currently in this market.
•	DMC is the leading full service digital media house which works in partnership with Digikala, the leading ecommerce brand in Iran, and has exclusive monetization rights to Digikala’s media. DMC’s Performance Marketing knowledge and tools, access to the top digital sites in the country, and innovative strategies, enables its clients to achieve the best performance for their smart digital media planning and placement.

This initiative continues WPP’s strategy of focusing on three key areas that differentiate the Group’s offering to clients: content, technology and data. WPP’s digital assets include companies like Acceleration (marketing technology consultancy), Cognifide (content management technology), Salmon (e-commerce), Hogarth (digital production technology) and Xaxis (the world’s largest global programmatic media and technology company). WPP also has investments in a number of innovative technology services companies such as Globant, Mutual Mobile, Kuvera (an ecommerce company specializing in Chinese ecommerce platforms) and ad technology companies such as AppNexus, comScore (data investment management), DOMO, mySupermarket and Percolate.

Collectively, WPP’s digital revenues were over US$7 billion in 2015, representing 37% of the Group’s total revenues of US$19 billion. WPP has set a target of 40-45% of revenue to be derived from digital in the next five years.

In the Middle East and Africa, WPP companies including associates generate revenues of over US$1 billion and employ around 37,000 people.

Contact WPP:

Feona McEwan, WPP	+44(0) 20 7408 2204

Chris Wade, WPP

Contact PPG:

Farbod Sadeghian, CEO | PPG	fs@ppg.media

Joanna Crawford, Cicero	+44 (0) 20 7343 1600